Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

The following email was sent to Allscripts’ employees on July 7, 2010.

Greetings Everyone –

I hope everyone had an enjoyable and relaxing holiday weekend. I am on my way back from Philadelphia and Baltimore, where I spent the day with several of our current and future investors. I think now is a good time to update all of you on what we are hearing from investors and provide some insight into why our stock price has performed the way that it has since announcing our pending merger with Eclipsys on June 9th.

As many of you know, I am notorious for saying that “if we focus on executing on our commitments, our stock price will take care of itself.” So the natural question from several of you has been that if my comments were true, why would the market reward us with a lower stock price at a time when we announce very exciting news about our merger with Eclipsys and the fact that we continue to deliver very strong results to the market including our recently completed 4th quarter? The reality is that our recent stock price decline has nothing to do with the fundamentals of our business and everything to do with the fact that in order for us to be able to complete the Eclipsys merger, we need to first help Misys plc reduce its ownership interest in Allscripts from 55% to approximately 8%. One of the key steps associated with Misys plc’s stake reduction is their intention to sell at least 36 million Allscripts shares they own to the public market in what is referred to as a secondary offering. What is unique about this secondary offering is the fact that Misys has specified to the public a willingness to sell such shares at a minimum price of $16.50 per share (at a time when our stock price was a little over $18 per share). The market picked up on this $16.50 per share minimum price immediately and naturally began to sell our stock until the price dropped to approximately $16.50.

The analogy I draw for people is what you think might happen if you put a “For Sale” sign in your front yard, listing your home for $300,000 and stating on the “For Sale” sign you are only willing to accept offers above $200,000. Assuming your house is worth more than $200,000, I can almost guarantee that the first offer you would get on your house would be $200,001. The same is true with our stock price in that the market observes there is a willing seller of our stock at $16.50 per share. Such price will likely remain until the market is convinced there is at least enough demand in the market to place all 36 million shares. The good news is we sincerely believe such demand for the stock exists. As such, we believe the recent stock performance is temporary. With regards to timing, our current expectation is that the 36 million share offering will likely take place in late September/early October. The reason for the three month time horizon is that we are waiting on comments from the Securities and Exchange Commission (SEC) regarding the paperwork we recently filed that is necessary to sell the 36 million shares in the public market.

Now, some of you have asked the logical follow-on question, “Why would we trade below $16.50 on any given day?” The short answer is that many buyers or potential buyers of our stock are currently sitting on the “sidelines” waiting for the 36 million shares to be sold. Many investors have told us that they love the Eclipsys transaction and all of the exciting things we are doing at Allscripts, but it doesn’t make a lot of sense to buy the stock at $16 to $16.50 today when it will likely remain at or around that level for the next few months leading up to the secondary offering. Many of investors have assured us they are excited about the prospect of buying a meaningful amount of shares in the secondary offering.

Rest assured that your management team is doing everything in its power to ensure the interest in the secondary offering is as high as possible so we can successfully complete it on behalf of Misys, and allow the fundamental value drivers of Allscripts to be more appropriately reflected in our stock price. We will have an opportunity to reinforce all the great things we are doing with investors on July 20th when we formally announce our Q4 results, which we know will be well received by investors. To that end – keep doing what you are doing and execute, and know that over time, our stock price will take care of itself!

All the best,

Bill

Bill Davis

Chief Financial Officer

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement, a prospectus of Allscripts and an information statement for Allscripts’ stockholders. At the appropriate time, Allscripts and Eclipsys will mail the final joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Allscripts and Eclipsys may obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus/information statement and other relevant materials that have been filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.